MyOtherCountryClub.com 18124 Wedge Pkwy Ste 1050 Reno, NV 89511 775-851-7397 775-201-8331 fax

July 27th, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Stephani Bouvet
100 F Street, N.E.
Washington, DC 20549

Re: MyOtherCountryClub.com
Registration statement on Form S-1A #5
File No: 333-165407

Enclosed is our response to your comments of July 26th, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Michael F. Smith
Michael F. Smith
President

Selling Shareholders page 16

1.
Your table of selling shareholders continues to speak as of December 31, 2009, with the percentages of ownership calculated based on 9,400,000 shares of common stock issued and outstanding. As requested in prior comment 1, please revise to provide updated information as of the most recent practicable date and ensure that the table is calculated based on the amount of securities owned prior to the offering. The shareholder information should be presented as of June 30, 2010 or a more recent date. Refer to Item 507 of Regulation S-K.

Response:  revised

Procedures and Requirements for Subscription, page 21

2.
Your subscription agreement, filed as Exhibit 10.1, continues to suggest that the subscription agreement concerns an unregistered, exempt transaction. For example, we note Sections 2(b), 2(d), 3, 5(ii) and 5(iv), and 6. Please file a subscription agreement that conforms to the description of the offering described in your Form S-1.

Response:

Revised

Financial Statements

Notes to the Financial Statements

Note 3 - Summary of Significant Accounting Policies

Foreign Currency Translation, page 34

3.
In response to prior comment 5 you indicate that the disclosure regarding a change in your functional currency to the Canadian dollars during the quarter ended March 31, 2010 was "our error and corrected." We note, however, that the disclosure continues to be present. Further, it is unclear why your company would have any need for foreign currency disclosure when no foreign operations appear to be involved. Please explain and revise as necessary.

Response:

Deleted

Management's Discussion and Analysis of Financial Condition and Results of Operations

Milestones, page 52

4.
Please clarify whether you have achieved the enumerated milestones projected for the first and second quarter 2010, such as completing your web site development and signing up your first new member clubs. Revise to provide an updated schedule of projected milestones.

Response:  revised

MILESTONES

3rd Quarter 2010	Completion and filing of Registration Statement and raising the necessary funds to proceed

4th Quarter 2010	Complete our web site development and sign up our first new “Member Clubs”

1st Quarter 2011	Raise an additional $50,000 to expand marketing and hire one commissioned Salesperson

2nd Quarter 2011	Expand products and services offered

Need for Additional Financing, page 52

5.
As requested in prior comment 6, please clarify the statement on page 53 that you feel you can work your way through the first twelve months even with a "minimum raise" to state clearly how "minimum raise" is defined. Further, you state that you have budgeted $40,000 for the first 12 months of operations to build the requisite infrastructure to support your initial sales goals; however, please state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Response:  revised

For total start-up capital needs, we have budgeted $40,000 (net proceeds) for our first 12 months of operations to build the requisite infrastructure to support our initial sales goals.  The funds allocated are intended to be used for the daily operation of the business, such as legal expenses, insurance, web site development, rent, and office and training expenses. (see use of proceeds). We feel we can work our way thru the first twelve months even with a minimum raise of $10,000 since we currently have no monthly expenses and all initial dollars raised will be put towards web site development.   If we are not successful in raising any “net” proceeds we will b unable to continue planned operations. We feel that if necessary Mr. Smith and “current” shareholders can contribute the necessary funds to keep the project moving forward for a three month period.

Conflicts of Interest, page 57

6.
As requested in prior comment 8, please address whether the other business activities with which Mr. Smith is currently engaged, present potential conflicts of interest regarding corporate opportunities that are presented by the existing and prospective business activities of your executive and the company's business. Discuss the priority and preference that it has in relation to MyOtherCountryClub.com with respect to the presentation of business opportunities and consider including corresponding risk factor disclosure.

Response:  Risk factor included as well

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time and effort.  Mr. Smith is an entrepreneur, and is engaged in business activities outside of our business, the amount of time he devotes to our business will grow as the business continues to grow.  Currently Mr. Smith is dedicating approximately 20 hours per week.  Mr. Smiths other projects at this time do not put a large demand on his time.  Mr. Smith has not been a Director of a public company the past five years. Mr. Smith is an IT consultant to Monarch Canyon Resort and monitors their internet security.  Mr. Smith devotes perhaps 20 hours a week at this time to this project.  Mr. Smith’s responsibility is to keep the Resort current with 21st Century technology and they are his largest source of revenue at this time.  This responsibility may demand more of his time and could conflict with the time needed to grow our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. Mr. Smith currently derives all of his income from his relationship with Monarch Canyon Resort and his company Media XXL   Currently Mr. Smith’s priority is to these companies that supply 100% of his current income and it is quite possible he will need to focus even more time and energy with those projects and less time with MOCC which would certainly be a conflict of interest.  At this time we have not addressed that issue.

Available Information, page 61

7.
Your disclosure continues to refer to Section 14 of the Exchange Act. Please delete the reference or clarify that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements under Section 14 of the Exchange Act.

Response:  deleted

Exhibit 5.1

8.
Please revise the legality opinion to indicate clearly that one million shares of the company's common stock will be validly issued, fully paid and non-assessable, as you currently state that the shares of common stock are validly issued, fully paid and nonassessable, but the securities have not been sold or issued.

Response:  revised